UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Interstate Bakeries Corp.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
46072H108
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46072H108	13G	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON EagleRock Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	04-2693383

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	46072H108	13G	Page	3	of	7	Pages

1	NAME OF REPORTING PERSON Nader Tavakoli I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0% (see Item 4)

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTION BEFORE FILLING OUT

SCHEDULE 13G
This Amendment No. 3 to the Schedule 13G (collectively, the “Schedule 13G”) is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company (“EagleRock Capital”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of Common Stock, no par value (the “Common Stock”), of MPC Corporation, a Colorado corporation (the “Issuer”).

Item 1(a)	Name of Issuer:

Interstate Bakeries Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12 East Armour Blvd.
Kansas City, Missouri 64111

Items 2(a)	Name of Person Filing:

EagleRock Capital Management, LLC and Nader Tavakoli.

Item 2(b)	Address of Principal Business Office:

24 West 40th St., 10th Floor
New York, NY 10018

Item 2(c)	Citizenship:

EagleRock Capital is a limited liability company organized under the laws of the state of Delaware. Nader Tavakoli is the Manager of EagleRock Capital and is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e)	CUSIP Number:

46072H108

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the 45,240,384 shares of Common Stock which the Issuer reported outstanding as of

December 10, 2007 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 20, 2007.

As of the close of business on December 31, 2007:

1. EagleRock Capital Management, LLC
(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: -0-

2. Nader Tavakoli
(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: -0-

This Schedule 13G relates to Common Stock beneficially owned by Nader Tavakoli and EagleRock Capital Management, LLC (“EagleRock Capital”). EagleRock Capital is the investment manager of EagleRock Institutional Partners, LP (“ERIP”), a Delaware limited partnership. Mr. Tavakoli is the manager of EagleRock Capital and therefore controls its investment decisions. ERIP holds 0 shares of Common Stock. As the investment manager of ERIP, EagleRock Capital has the sole power to vote and dispose of the shares of Common Stock held by ERIP. As the principal of EagleRock Capital, Mr. Tavakoli may direct the vote and disposition of the shares of Common Stock held by ERIP as well as the 0 shares of Common Stock held by Mr. Tavakoli individually.

The filing of this amendment to Schedule 13G shall not be construed as an admission that EagleRock Capital or Mr. Tavakoli is for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any of the shares of Common Stock held by ERMF or ERIP. Pursuant to Rule 13d-4, each of EagleRock and Mr. Tavakoli disclaim all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:
     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit	99.1 Joint Filing Agreement dated February 14, 2008 between EagleRock Capital Management, LLC and Nader Tavakoli.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

EAGLEROCK CAPITAL MANAGEMENT, LLC
By:
	Name:	Nader Tavakoli
	Title:	Managing Member

NADER TAVAKOLI